Facsimile Cover Sheet

Studsvik®

04030342

82-5772

SUPPL

To: Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

Date: Fri 21 May 2004 02:53:37 AM EDT

Headline: Studsvik's licences under the Swedish Environmental Code no w gra

5/25

hugin

May 21, 2004

Studsvik's licences under the Swedish Environmental Code now granted

As the first nuclear technology facility in the country, Studsvik has had its existing operations tested and approved under the Swedish Environmental code. This marks the end of an extensive examination of activities, an examination that included a complete environmental impact description. The licences granted have no time limit.

The Environmental Code stipulates that all environmentally hazardous activities are to be licensed. In the light of this Studsvik, in the same way as many other operations in the country, has undergone an extensive process of application and examination. The impact of the operations on the environment must be described and verified. As far as Studsvik is concerned, the process started as early as in 2002 and the licence application was submitted to the Swedish Environmental Court at the turn of the year 2002/2003. Several referral bodies have been given the opportunity to express an opinion concerning the applications and there have been consultations with those living nearby and the general public. The Environmental Court proceedings took place in the Studsvik area over three days in March 2004.

"The application and preparatory process was very extensive, demanding of course a lot of energy of the organisation. Our operations are already regulated by several licences, we carry out an extensive control programme as regards environmental impact and we are certified under ISO 14 001. The environmental licence does not include any conditions that alter the requirements applicable to our operations. I see the Environmental verdict as an acknowledgement that we carry on very environmentally responsible activities with good control", says Karin Brodén, Senior Environmental Manager at Studsvik.

For further information please contact Karin Brodén, Senior Environmental Manager, +46 709 67 70 02.

Facts about Studsvik
Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business units (SBU) - Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.